ISA INTERNATIONALE INC.
                              2564 RICE STREET
                             ST. PAUL, MN 55113
                            SEC File No. 1-16423

May 25, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn: Mr. Andrew D. Mew
Accounting Branch Chief

Dear Mr. Mew:

We are responding to your letter dated April 27, 2011 concerning our correspondence filed on April 6, 2011. This was a response to your original letter dated March 2, 2011 with comments and questions about our Form 10-K submission for our fiscal year ended 09/30/2010. Our response will correspond to the points referenced in your letter.

The Company will be submitting a revised Form 10-K/A for the period ended September 30, 2010 within the next 30 days. The Registrant, ISA International Inc., is referred to in this letter as the "Company" or "ISAT".

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Twelve Months Ended September 30, 2010

Sales and Gross Profit

1. The table below summarizes the changes to our operating income reported in our amended financial reports from the original 10-K filed.

                                          FY 2010      FY 2010     10K/A
                                          REVISED      ORIGINAL  VARIANCE
                                         09/30/2010    09/30/2010
Income on Company owned portfolios      $  52,322       138,427   (86,105)
Third party collection fees               163,689       163,689         0
Service fees and other income              44,513        44,513         0
                                          -------       -------    ------
Total Operating Income                    260,524       346,629   (86,105)

Finance income on Company owned portfolios reported in our revised Form 10-K/A filing was reduced by the amount of $86,105 to correct for collections on portfolios booked as revenue not exceeding cost and therefore should have been recorded as a reduction to inventory. A corresponding correction was made reducing Cost of Collections booked.


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For the year ended September 30, 2010 the Company experienced significant increases in revenue over prior periods. Finance income, which consists of revenue in excess of the cost of portfolios purchased, was up $52,322 for the year ended September 30, 2010 from $0 for the previous fiscal year end. In accordance with the use of the "cost recovery method" for revenue recognition, collections on Company owned portfolios in prior years had not exceeded cost and therefore no revenue was previously recorded for Finance income.

Third party collection fees, which are fees received for collections of third party debt, were up $158,943 for the year ended September 30, 2010 from $4,746 for the previous fiscal year end. This fiscal year represented the first full year of operations for our internal Third party collections which began in August, 2009. The period ending September 30, 2009 for Third party collection fees only represented the first two months of start up operations revenue.

Service fees and other income, which consists for service and transaction fees collected for each transaction, was up $44,513 for the year ended September 30, 2010 from $0 for the previous fiscal year end. This is income generated by our internal collections operations charging fees directly to the debtor for services provided like credit card and ACH charges.

Operating Expense and Interest

2. Our direct collection costs increased to $455,174 in FY 2010 from $146,846 in FY 2009. Our Internal collection operations expanded in FY 2010 to include a full year of activity and higher staffing levels. Additionally we added office space and computer systems and services to support the additional collection efforts. A more detailed comparison of our direct costs is as follows:

                                               FY 2010        FY 2009

Third party collection fees, court costs,
   And Settlement costs                         13,357          20,366
Collection services, Telephone, mailing,
   Summons and complaints, and verification     98,142          48,185
Direct labor costs and supervision             325,833          76,343
Merchant Bank credit card and ACH fees          17,842           1,952
                                               -------         -------
Total Direct Cost of Collections               455,174         146,846

No impairment charge expense against the carrying value of the collections portfolio inventory was recorded in the fiscal year ending September 30, 2010 based upon an analysis made by management. All portfolios of distressed debt have been reviewed and management believes the carrying value at September 30, 2010 is reasonable and fair in its presented valuation.

Direct labor costs of $325,833 attributed to approximately 72% of the total collection costs. This $325,833 was a 426.8% increase over the fiscal year end 2009 of $76,343. The increase is representative of approximately ten full-time equivalent employees. Our internal collections operations began in July, 2009 and represent just under three months of operations for the fiscal year ending September 30, 2009 while operating for the entire fiscal year ending September 30, 2010.
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General and administrative expenses were $380,403 for the twelve months ended
September 30, 2010, an increase of 6.9% from the prior year of $355,633.
These expenses for the fiscal year were principally for office occupancy, telephone charges, consulting costs ($254,731), management consulting fees ($90,000), accounting ($48,165), and legal fees ($4,900).

Interest Costs Analysis:
                                               FY 2010        FY 2009
Bank Lines of Credit                             7,167          1,323
Loans payable - related parties                  6,470         16,093
Defaulted Convertible Debentures                 3,756         15,707
Retired Debt purchase notes                          0         49,859
                                               -------        -------
Total Interest Costs                            17,393         82,982

Interest expense was $17,393 for the year ended September 30, 2010 compared to $82,982 for the twelve months ended September 30, 2009, a decrease of $65,589. A schedule has been provided for your review.

The Management company (DCP) consulting fees for the year ended September 30, 2010 was a non-cash expense of $75,000. The President did not draw any cash salary expense. Another management consultant received $15,000 in fees in fiscal year ended September 30, 2010


Summary Comments on Income and Expenses

An operating net loss of $592,446 was recorded for the fiscal year ended September 30, 2010. The net operating loss for the fiscal year ended September 30, 2009 comprised of a net operating loss of $580,709.

The Company anticipates new operating expenses in future periods for our collection company in addition to the direct costs of third party collections. Additional expenses are being incurred for office, telephone, consulting and legal and professional expenses relating to additional debt portfolio acquisitions and business operations for the in-house debt collection.

Critical Accounting Policies

3. Impairment Write-downs: The Company uses the lower of cost or market in determining impairment of the portfolio values. In addition, the Company will take an impairment charge in the carrying value of its portfolios if the actual recoveries fall short of expected recoveries or the Company determines that portions of the portfolio carrying value require a write down in value due to worthlessness of portions of the portfolio. A portion of a portfolio may become worthless if it is determined that further collection efforts are prohibited by statute for such occurrences as bankruptcy or death making future collections and potential resale value on that portion valueless.
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Estimated Future Collection Values:  Total estimated future collection values
(EFCV) refers to management's estimate of the amount potentially remaining to be collected, including cash sales of portfolios over the next five years. These values are determined by multiplying the ending inventory value for each portfolio by a factor determined through average collection success throughout the history of each portfolio. This factor is an estimate that will change based on the type of debt being collected, current market conditions and the age of each portfolio.

Consolidated Financial Statements

Consolidated Statements of Cash Flows

4. Amounts referenced have been reclassified accordingly on the Consolidated Statement of Cash Flows. We had included a sale of a portfolio as a source of funds under investing activities. We moved that sale of $23,057 to operations and left the purchases of two portfolios as a use of cash under investing activities. We will not net transactions in the future.

5. Purchase price refers to the cost paid to a seller to acquire defaulted receivables, plus certain capitalized expenses, less the purchase price refunded by the seller due to the return of non-compliant accounts (also defined as buybacks). Capitalized expenses that may be added to the value of a purchased portfolio include such items as debtor verifications, letter campaigns, and legal fees associated with acquisition. To date, no costs in addition to the purchase price have been capitalized. Non-compliant refers to the contractual representations and warranties between the seller and the buyer. These representations and warranties from the sellers generally cover account holders' death or bankruptcy and accounts settled or disputed prior to sale. The seller has the option to replace or repurchase these accounts.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

1(a) Nature of Business

6.  Indemnification Agreement attached. Filed as an exhibit.

7.  Financing Agreements - Related Party

The principal parties of Doubletree Capital Partners, Inc. (DCP) have loan agreements with ISAT to finance its operating deficits. The financial company is owned by two individuals, one of which is ISAT's current
President, CEO and Chairman of the Board of Directors. The two principals advance funds as necessary from other entities they control and the balance is listed as a Loan Payable to Related Parties. If surplus funds are available the Loan is reduced. The loan of $425,873, accrued preferred stock dividends to DCP of $140,183 and accrued interest of $6,470 to DCP have been repaid by the issuance of 573,000 Convertible Preferred Shares in ISAT that pay a 12% per annum dividend accrued and added to the DCP Loan account.
During the fiscal year ended September 30, 2010 573,000 preferred shares, par value $.0001, were issued to DCP valued at $1.00 per share. The DCP loan account had a balance due of $338 at the end of September 30, 2010.
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Bernard L. Brodkorb, President of ISAT, has a Loan Agreement with ISAF issued on January 25, 2010 in the amount of $25,007.72 used to finance a portfolio purchase. The loan accrues interest at the rate of 11% per annum. No interest or principal payments have been made toward the loan.

C. J. Newman, Vice President of Doubletree Capital Partners, Inc., has two loan agreements with ISAF issued on June 25, 2010 and August 3, 2010. Both loans are for $25,000 for a total of $50,000. The loans accrue interest at the rate of 11% per annum. No interest or principal payments have been made toward the loan. All of the above loans are distributed on the balance sheet between current and long-term portion.

1(.j) Financial Instruments

8. Finance receivables: The Company records purchased receivables at actual cost, which represents a significant discount from the contractual receivable balances due called face value or principal due. The Company computed estimated fair value of these receivables using proprietary pricing models that the Company utilized to make portfolio purchase decisions.

Portfolio Data

The following table shows the Company's portfolio buying activity during the two years ended September 30, 2010 and 2009, including the purchase price, impairment write downs, actual cash collections and estimated future cash collections value.
                                                 Year ended       Year ended
                                                  9/30/2010        9/30/2009
                                                  ----------        ---------
Beginning of Year Carrying Value:                 $ 314,423          487,971
Purchase Price Actual Cost (1):                 $    48,321                0
Sales of Portfolios                                 (23,057)               0
Impairment Write downs (3)                                0                0
Collections Reduction to Portfolio Value            (71,298)        (173,548)
                                                  ---------       ----------
End of Year Carrying Value:                         268,389          314,423
                                                  =========       ==========
Principal payments applied to inventory              71,298          173,548
Finance Income on Portfolios                         52,322                0
                                                   --------       ----------
Gross Collections on portfolios (2)                 128,620          173,548
                                                  ---------       ----------
Estimated Future Collection Values (4):            $369,109         $494,431

(1) Purchase price refers to the cost paid to a seller to acquire defaulted receivables less the purchase price refunded by the seller due to the return of non-compliant accounts (also defined as buybacks). Non-compliant refers to the contractual representations and warranties between the seller and the buyer. These representations and warranties from the sellers generally cover account holders' death or bankruptcy and accounts settled or disputed prior to sale. The seller has the option to replace or repurchase these accounts.

(2) Actual cash collections, net of third party recovery costs.

(3) The Company will take an impairment charge if the actual recoveries fall short of expected recoveries or the Company determines the portions of the portfolio carrying value requires a write down in value due to worthlessness of portions of the portfolio.
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(4) Total estimated future collection values (EFCV) refers to management's estimate of the amount potentially remaining to be collected, including cash sales of portfolios over the next five years. These values are determined by multiplying the ending inventory value for each portfolio by a factor determined through average collection success throughout the history of each portfolio. This factor is an estimate that will change based on the type of debt being collected, current market conditions and the age of each portfolio.

1.j) Financial Instruments

The Company has categorized it financial assets and liabilities based upon the Fair Value Measurement and Disclosures (ASC 820). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurement, but discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost).

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including our own credit risk.

In addition to defining fair value, the disclosure requirements around fair value establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are described as:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - inputs are based upon significant observable inputs other than quoted prices included in Level 1, such as quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.


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The carrying value of the Company's financial assets and liabilities which consist of cash, accounts payable and accrued liabilities, and notes payable are valued using level 1 inputs. The Company believes that the recorded values approximate their fair value due to the short maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

The following table represents the fair value hierarchy for those financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2010 and 2009 using:
     Level 1: Quoted Market prices in Active Markets
     Level 2: Significant Observable Inputs
     Level 3: Significant Unobservable Inputs

Fair Value Measurements as of September 30, 2010 Using:

                        Level 1        Level 2         Level 3      Total

Assets
Finance receivables          0       $ 268,389             0    $ 268,389


Fair Value Measurements as of September 30, 2009 Using:
                        Level 1        Level 2         Level 3      Total
Assets
Finance receivables          0       $ 314,423             0    $ 314,423

The following table is a reconciliation of changes in the net fair value of financed receivables which are classified as level 2 in the hierarchy.
                                                       2010       2009
                                                     -------    -------
Balance as of October 1                              314,423    487,972
Purchases of Portfolios                               48,321          0
Sales of Portfolios                                  (23,056)         0
Gross Collections applied to inventory               (71,299)  (173,549)
Impairment write downs of receivables                      0          0
                                                     -------- ----------
Balance as of September 30,                          268,389    314,423

The Company has changed the level assigned to its finance receivable assets from Level 3 in prior reports to Level 2 because it uses measurable inputs in the valuation of the assets. It uses the lower of cost and actual market prices.

Note 6. Other Related Party Transactions

Indemnification Agreement - Related Party

9. No shares of common stock have been issued to satisfy the liability of $63,087. The additional liability of $63,087 noted has been removed from the balance sheet as a liability through the indemnification agreement. As this liability is assumed by Doubletree Liquidation Corporation the liability has been adjusted through an increase to additional paid in capital as of the expiration of the four year term of the agreement.

10. Section 9A - Controls and Procedures has been changed to be in compliance with Item 308 of Regulation S-K.

Item 9A. CONTROLS AND PROCEDURES

(a) Management's Responsibility Statement

The management of ISA Internationale Inc. is responsible for the integrity, objectivity, and accuracy of the financial statements of the Company, The financial statements are prepared by the Company in accordance with accounting principles generally accepted in the United States of America, and using management's best estimates and judgments where appropriate. The Financial information presented throughout this Annual Report on Form 10-K or Form 10-K/A is consistent with that in the financial statements.

The management of ISA Internationale Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the direction, supervision, and participation of, our Chief Executive Officer and Chief Financial Officer and effected by management and other personnel, management conducted an evaluation as of the end of the period covered by this report, of the effectiveness of internal control over financial reporting based on the framework in Internal-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO-Framework).

(b) Management's Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The management of ISA International Inc., under the direction, supervision, and participation of, our Chief Executive Officer and Chief Financial Officer and effected by management and other personnel, has conducted an evaluation as of the end of the period covered by this report, of the effectiveness of the design and operation of disclosure controls and procedures (as defined as defined in Rules 240.13a-15(e) and 240.15d-15(e) of the Securities Exchange Act of 1934).

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2010, the Company's disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the under the Exchange Act and the rules and regulations promulgated there under to allow timely decisions regarding required disclosure.

Errors were discovered in the reporting of collection revenues and costs on our Company owned portfolios overstating income and expense. This was entirely an accounting procedure breakdown within our system that has been corrected. Our procedures to review accounting functions that are required were improperly managed. The procedures were in place but were not always adhered to by management and accounting personnel.

(c) Management's Annual Report on Internal Control Over Financial Reporting

The management of ISA Internationale Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the direction, supervision, and participation of, our Chief Executive Officer and Chief Financial Officer and effected by management and other personnel, our management and certifying officers conducted an evaluation as of the end of the period covered by this report, of the effectiveness of internal control over financial reporting based on the framework in Internal-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO-Framework). Based on the results of this evaluation, our Chief Executive Officer and CFO concluded that as of September 30, 2010, our controls were not effective to ensure that material information is recorded, processed, summarized and reported by the Company on a timely basis in order to comply with the Company's disclosure obligations under the Exchange Act and the rules and regulations promulgated there under.

Revenue and Cost of Sales: The Company financial reports contained in our original 10-K submission for the period ended September 30, 2010 contained errors in the reporting of Gross collections and Cost of Collections on our Company owned portfolios using the cost recovery method. Revenues and Cost of Collections were overstated. There were no errors in the reporting of our other sources of revenue or General and Administrative Expenses. The net result after correcting these errors produced a negative adjustment of $16,923 to our net operating loss for the fiscal year.

This Report does not include an attestation report of the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission permitting the Company to provide only the management report in this report.

Changes in Internal Control over Financial Reporting

The Company has determined that no new internal control procedures were needed but just more timely performance and better execution on the part of all accounting personnel and the management of the Company. Based on the results of an internal audit in March 2011, the Company changed some of its accounting procedures to reduce the likelihood of errors occurring in the reporting of collection revenues and expenses on our own portfolios where inventory is reduced. It has also increased the frequency of the review cycles whereby the accounting records are checked for accuracy.

11.  References to the definition of Internal Controls have been removed.

12. The Company has not made changes in its internal controls but is striving to perform better execution of the controls it already has in place. The desired effect of a closely supervised accounting review process and procedures will be more accurate reporting.


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Acknowledgements:

The registrant hereby acknowledges that:
1. the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are attempting to fully comply with the reporting requirements of the SEC and respectfully ask for your agreement with our conclusions in this correspondence. Please contact me at 651-489-6941 or by fax at 651-484-9870 if you have additional comments or questions.

Sincerely,

/s/Bernard L. Brodkorb
President, CEO, and CFO
ISA Internationale Inc.